Gobekli Inc.
Statement of Cash Flows
Unaudited

	2021	2020
OPERATING ACTIVITIES		
Net loss	$ (4,806)	$ (10,345)
Non cash interest expense	400	366
Change in working capital accounts	(2)	453
Cash used in operating activities	(4,408)	(9,527)
FINANCING ACTIVITIES		
Proceeds from issuance of stock		25
Cash from owners' contribution	3,699	226
Proceeds from issuance of convertible notes		10,000
Cash from financing activities	3,699	10,251
Net change in cash	(709)	724
Cash, beginning of period	724	-
Cash, end of period	$ 15	$ 724